October 30, 2019
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:    Martin James, Senior Assistant Chief Accountant
David Burton

Re:    Kopin Corporation
Form 10-K for the Fiscal Year Ended December 29, 2018
Filed March 14, 2019
File No. 000-19882

Gentlemen:

This letter is submitted on behalf of Kopin Corporation (the "Company" or "Kopin") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Richard Sneider dated October 25, 2019 with respect to the Company's Form 10-K for the fiscal year ended December 29, 2018 (the "Comment Letter"). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for Fiscal Year Ended December 29, 2018

Report of Independent Registered Public Accounting Firm, page 38

1.
We note your response to comment 1. Please file the amended Form 10-K to include the revised auditor's report. You may consider waiting to file the amendment until after the issues identified in comment 2 are resolved.

Response 1:

In response to the Staff’s comment, upon resolution of the issues identified in comment 2, the Company will file a Form 10-K/A to include an auditor's report indicating that the consolidated balance sheet as of December 30, 2017 was also audited.

Consolidated Statements of Stockholders' Equity, page 42

2.
We note your response to comment 2 and the changes you plan on making in the amended Form 10-K. Please confirm that management also intends to change its conclusion on the effectiveness of your disclosure controls and procedures at December 29, 2018. Otherwise, in light of management’s conclusion that there was a material weakness in controls related to the recognition and measurement for non-routine transactions, tell us how management was able to conclude that your disclosure controls and procedures were not impacted and continued to be effective at that date. Refer to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This comment also applies to your Forms 10-Q for the periods ended March 30, 2019 and June 29, 2019.

Response 2:

In response to the Staff’s comment, the Company confirms that management will change its conclusion on the effectiveness of the Company’s disclosure controls and procedures at December 29, 2018 to be filed in an amendment on Form 10-K/A. In addition, the Company will amend its previously filed Form 10-Q for the periods ended March 30, 2019 and June 29, 2019, initially filed on May 9, 2019 and August 8, 2019, respectively, to revise the Company's evaluation of disclosure controls and procedures as required by Item 4. Controls and Procedures. In doing so, the Company will include currently-dated certifications from its principal executive officer and principal financial officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (508) 870-5959.

Sincerely,

/s/ Richard Sneider

Richard Sneider
Treasurer and Chief Financial Officer